Exhibit 4.30

Ref. No: IBL/CBG/2013 – 14/ 11321

Date: 17.12.2013

To,

The Director,

MAKE MY TRIP (INDIA) PVT. LTD.

UG-7, (Front Side), TDI Mall, Rajouri Garden

New Delhi-110027, India

Dear Sir/Madam,

Re: Sanction of Credit Limits.

With reference to your request for the credit facilities, we are pleased to sanction the facilities as under subject to the terms and conditions as mentioned in the Annexure I.

The facilities (unless expressly stated otherwise) are repayable/ determinable on demand, and are presently being made available for a period of 12 months, however subject to a review by the Induslnd Bank Limited {hereinafter described as (the “Bank”)} at any time. The Bank may, at its sole discretion choose to continue/ renew the facilities for a period beyond the period aforesaid.

Facility	Limits Sanctioned (Rs. in Crores)
Bank Guarantee	100
Bank Guarantee (Backed by 100% cash margin)	3
Overdraft against Fixed deposit facility	30
Total	133

This sanction communication is being sent to you in duplicate. You are requested to return to us the duplicate copy along with the Annexure/s duly signed by the authorized signatory of the Company as a token of your having accepted the terms & conditions within 30 days of the letter, failing which it will be presumed that you are not interested in availing continuation of these facilities and the Bank may, in its discretion, withdraw them without any further notice to you. The facilities will be made available on execution of requisite security documents, submission of required undertakings and creation of requisite charges over your assets and guarantors’ assets, if applicable.

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Gurgaon-Administrative Office: Induslnd Bank Limited, 3rd Floor, Bldg. No. 10, Tower-B, DLF Cyber City, Gurgaon 122 002 (Haryana), India. Tel: (0124) 4749500 Fax: (0124) 4749595

Registered Office: 2401 Gen. Thimmayya Road, Pune 411 001, India Tel.: (020) 2634 3201 Fax: (020) 2634 3241 Visit us at www.indusind.com:

Please note that the terms and conditions of the sanction are valid for a period of 90 days from the date of the sanction letter and the Bank reserves the right to revise the rate of interest and any other terms and conditions of the sanction in case documentation and disbursement is not completed within the validity period, or, at its discretion, treat the sanction as withdrawn.

Assuring you the best of our attentions,

Yours faithfully

For Induslnd Bank Limited	Induslnd Bank Limited

/s/ Anurag Mathur	/s/ Shailendra Chaudhary
Anurag Mathur	Shailendra Chaudhary
(Relationship Manager )	(VP – Commercial Banking)

Accepted the aforesaid Terms and Conditions

For MAKE MY TRIP (INDIA) PVT. LTD.

/s/ Vikas Saini

/s/ Malaya Kumar Pallai

Authorized Signatory

Guarantors -

Make My Trip Ltd (Mauritius)

/s/ Vikas Saini

/s/ Mohit Kabra

(Authorized Signatory)

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ANNEXURE I

Terms & Conditions

Make My Trip (India) Pvt. Ltd.

Type of Facility	Bank Guarantee
Nature	Financials / Performance Guarantees
Limit	INR 100 crores
Purpose	To be submitted to IATA for guarantying the payment obligations.
Period of Sanction	12 months
Cash Margin	Nil
Commission	0.35% p. a. plus applicable taxes
Tenor (including claim period)	18 Months including claim period (In case of guarantees exceeding 18 months Bank has the right to call for such guarantees to be covered by full cash margin from 19th month onwards)
Primary Security	Exclusive charge on the assets of the company.
Guarantees	Corporate Guarantee of MakeMy Trip Limited (Mauritius)
Other Terms	1. IBL Charge to be filed upfront 2. Company to undertake to route at least Rs. 1000 crore of throughput from IBL counters. 3. Corporate Guarantee of MakeMy Trip Limited shall be provided in 30 days.

Type of Facility	Bank Guarantee
Nature	Financials / Performance Guarantees
Limit	INR 3 crore
Purpose	To be submitted to IATA / other airlines’ for guarantying the payment obligations.
Period of Sanction	12 months
Cash Margin	100%
Commission	0.35% p. a. plus applicable taxes
Tenor (including claim period)	18 Months including claim period (In case of guarantees exceeding 18 months Bank has the right to call for such guarantees to be covered by full cash margin from 19th month onwards)
Primary Security	Fixed Deposits to the extent of 100% of the transaction amount duly lien marked in favor of Induslnd

Special Covenants For Bank Guarantee

1.	The Bank will not normally issue any guarantee that:

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a)	Does not contain a clause limiting the liability and the period for honoring claims, in a form approved by the Bank

b)	Contains any onerous clause or places a undue liability, or is required in a format not acceptable to the Bank.

c)	Requires the Bank to automatically renew / extend the guarantee

d)	Relates to performance of an obligation not related to borrower’s normal business

e)	The Bank has not received, to its satisfaction, documentary evidence of the underlying obligation and of the Borrowers ability to fulfil the same.

2.	Payment will be made on an invoked Bank Guarantee, immediately on receipt of a valid claim, under intimation to you, by debit to your operative cash credit/ current account, for which you are obliged to make good the funds, forthwith.

3.	The company and the guarantor shall undertake to provide full margin if the Bank does not want to renew the guarantee. In case of BGs issued for more than 18 months validity, the Bank has right to demand 100% cash margin in deposit, after the expiry of 18 months.

4.	The borrower should submit a quarterly certificate from a practicing CA/statutory auditor that all payments/ settlements to IATA were done promptly, listing out instances of delays, beyond 3 days if any.

5.	The company/ Borrower should undertake to inform the Bank immediately, by means of a special letter, in case of any adverse event as regards performance of the underlying obligation such as claims, counterclaims, dispute, cost and time overruns Court / Arbitration proceedings and the likes.

Type of Facility	Overdraft against Fixed deposit facility
Limit	Rs. 30 crores
Purpose	To meet working capital requirements
Rate of interest	As communicated by the bank from time to time.
Period of Sanction	Repayable on demand, subject to review at annual intervals or as may be decided by the Bank.
Margin	Nil
Primary Security	Fixed Deposits to the extent of 100% of the transaction amount duly lien marked in favour of lnduslnd
Documentation	As per Bank’s internal policies/ guidelines. All standard documents/ terms applicable to ODFD shall apply to this facility.

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Annexure III

General Covenants Applicable To All Facilities

Corporate Guarantee of: Unconditional and irrevocable corporate guarantee of MakeMy Trip Ltd (Mauritius)

Others Terms and Conditions
Processing Charges	Nil
Penal interest rate

Applicable rate + 2%: For non-submission of Stock statement and other information.

Applicable Rate +2%: For other irregularities rendering the account overdue, shortfall in drawing power, devolvement of LCs etc.

Inspection	Quarterly. Cost to be borne by the company.
Insurance	All assets charged / financed by the Bank to be fully insured for 100% of the value in the name of the borrower with the Bank Clause.

Other General Covenants

The borrowing arrangements would be subject to the following terms and conditions:

1.	The Bank will have the right to examine the books of accounts of the borrower from time to time by officers of the Bank and/or outside consultants and the expenses incurred by the Bank in this regard will be borne by the borrower.

2.	The Bank may at its sole discretion disclose such information to such institution(s) in connection with the credit facilities granted to the borrower.

3.	During the currency of the Bank’s credit facilities, the borrower shall intimate the Bank in writing within 30 days of: -

i)	Effect any change in their capital structure.

ii)	Shall not pledge the shares held by the promoters, group beyond 10% of holdings, for raising any loan or for securitizing any loans or advances availed/to be availed by them from any bank/FI/ lender.

iii)	Formulate any scheme of amalgamation/reconstitution.\

iv)	Undertake any new project/scheme unless the expenditure on such expansion etc., is covered by the borrower’s net cash accruals after providing for dividends, investments, etc., or from long term funds received for financing such new projects or expansion.

v)	Normal trade credit or security deposits in the usual course of business or advances to employees, etc., are, however, not covered by this covenant.

vi)	Enter into borrowing arrangements either secured or unsecured with any other Bank, financial institution, borrower or otherwise save and except the working capital facilities, granted/to be granted by other consortium /member banks, under consortium/multiple banking arrangement and the term loans proposed to be obtained from financial institutions/banks for completion of the replacement-cum-modernization programme.

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	vii)	Undertake guarantee obligations on behalf of other companies/ associates/ affiliates

	viii)	Declare dividends for any year except out of the profits relating to that year

4.	The borrower should intimate the bank in writing within 30 days of any material change in their management set up. No material change in the shareholding pattern of the company which has an effect of a possible change in the management control of the company shall be made without prior approval of the Bank.

5.	The borrower will keep the Bank informed of the happening of any event, likely to have a substantial effect on their production, sales, profits, etc., such as labour problem, power cut, etc., and the remedial steps proposed to be taken by the borrower.

6.	The Borrower will inform the Bank if any winding up petition is filed against the Borrower.

7.	The borrower will keep the Bank advised of any circumstances adversely affecting the financial position of their subsidiaries including any action, taken by any creditor against any of the subsidiaries.

8.	The borrower shall submit the declarations as regards.

9.	That neither the Company nor the Directors face any litigation, except in the normal course of business.

• The Directors / senior executives of the company, and/or their relatives are not connected with the Bank (IBL) and are not directors in any other bank.

• No commission has been paid to guarantors on extending their guarantee for the advance

10.	The Bank would charge the standard service charges in respect of different items of service as in force from time to time.

11.	The borrower to furnish to the Bank every year two copies of audited/printed balance sheet and profit and loss account statements of the borrower immediately on being published / signed by the auditors, along with the usual renewal particulars.

12.	To forward half-yearly balance sheet and profit and loss account statements within two months from the end of the half-year and annual audited accounts within 3 months.

13.	Negative Lien:

The borrower should not create, without prior consent of the Bank, charges on their any or all properties or assets during the currency of the credit facilities granted by the Bank.

14.	Insurance: -

All stocks and collateral securities like immovable properties should be kept fully insured against all risks including fire, strikes, riot, malicious damages & natural calamities etc., with the incorporation of Bank’s Hypothecation clause and the policies retained by the borrower.

A copy of this policy should be submitted to the Bank for their record.

15.	External Loan Rating : The Borrower is advised to have all the facilities sanctioned herein rated by an approved external rating agency, and the rating letter specifying these limits should be with us within 180 days of date. In case of default in this, Bank will have the right to reprice the facilities, with retrospective effect from 90 days of date of sanction.

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16.	Others -

A.	Non-fulfillment of above financial and non-financial covenants will trigger an event of default, unless specifically waived in writing. Consequence of an event of default could be levy of penal interest and/or withdrawal of the facility.

B.	In the event of withdrawal/cancellation of the facility, the borrower accepts to fully cash collateralize any exposure that the Bank has assumed on the client or on behalf of the client, which could not be immediately repaid or unwound.

C.	Borrower/facilities should conform to guidelines that have been/will be issued by RBI from time to time.

D.	All interest and cess are exclusive of any taxes and withholdings that may be payable on account of prevailing statutes.

E.	The Bank has the right to change or modify the rate of interest, or alters the spread, at such intervals or whenever it may deem fit, and a notice of the change to the Borrower will be binding on them.

F.	In the event of default, The Bank reserves the right at its sole discretion, to modify, vary or add to the terms and conditions, or to terminate the said Banking Facilities concerned, at any time, and to recall any or all of the amounts due under the said Banking Facilities. All amounts due in respect of the said Banking Facilities shall become payable forthwith on such demand.

G.	As regards the un-utilised limits if any under the facility, Bank reserves the right at any point of time, to revoke or cancel and/or vary, alter or modify the said un-utilised limits, at Bank’s discretion without prior notice & without assigning any reasons therefore.

H.	The company shall pay on demand to the bank the cost between the solicitors/ advocates/ company secretaries/ inspectors and clients incurred by them or any of them in connection with the registration of the securities and clarifications/ charges thereof with the Registrar of Companies, compilation of search/ status reports and/ or any other matter incidental to or in connection with transactions of the Company with the Bank and also reimburse the Bank for all out-of-pocket expenses including legal, stamping, documentation, incurred in the negotiation, documentation, and disbursement of the facility

I.	The company shall endeavor to deposit sales proceeds and shall route all foreign exchange business and other ancillary business through their account maintained with us in proportion to our share in the capital financing.

J.	Company should furnish a written confirmation that the company/ its directors in the best of their knowledge and belief are not defaulters with any bank/FI, and there are no legal proceedings initiated or pending against them for recovery of any borrowings.

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In case in the opinion of the Bank’s there has been a material adverse change in the Borrower’s business and financial condition, such as:

1.	Sale or curtailment or closure of any of the Borrowers main businesses

2.	Cash losses in any one quarter or continuing accounting losses in three quarters,

3.	Adverse action by any Regulatory Authority

4.	Default to the Bank under any other facility or to any other lender

5.	Action by any class of stakeholders which is likely to significantly impair Borrower’s business

6.	Filing of winding up petition by any creditor/shareholder against the Borrower.

The Bank is entitled to withhold further disbursements and/or recall the loan in part or full.

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